Exhibit 99.1

The9 Signed Legally Binding Memorandum of Understanding on the Purchase of Bitcoin

Mining Machines

SHANGHAI, Jan 25, 2021 - The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it signed five legally binding Memorandum of Understanding (collectively the “MOUs”) with five Bitcoin mining machine owners to purchase Bitcoin mining machines by the issuance of Class A ordinary shares. After the completion of the transaction, The9 is expected to own 26,007 Bitcoin mining machines, with a total hash rate of approximately 549PH/S, accounting for about 0.36% of the global hash rate of Bitcoin. Majority of these mining machines have already been deployed in Xinjiang, Sichuan and Gansu in China.

According to the MOUs, The9 will issue a certain amount of Class A ordinary shares to each Bitcoin mining machine owners in exchange for the transfer of the Bitcoin mining machines and related rights and interests of equal value to The9. The9 will designate its wholly-owned subsidiaries including NBTC Limited to own these mining machines.

The9 will designate a third-party valuation firm to conduct examination and assessment of the fair market price of the Bitcoin mining machines. The parties expect to complete the signing of the definitive agreements and execute the transactions within one month after the signing of the MOUs.

Today The9 also signed the definitive cooperation and investment agreement with Mr. Jianping Kong, the former Director and Co-Chairman of Canaan Inc. (Nasdaq: CAN, the first Bitcoin mining machine manufacturer listed on Nasdaq) and the other partners, who will all assist The9 for its development of cryptocurrencies mining business. NBTC Limited has just started to purchase Bitcoin mining machines, with the plan to establish cryptocurrencies mining machine facilities worldwide.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en